October 20, 2006

Via EDGAR and Overnight Delivery

Don Hunt

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, DC 20549

Re:	Thermage, Inc.
Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-136501)

Dear Mr. Hunt:

On behalf of Thermage, Inc. (“Thermage” or the “Company”), we are responding to the Staff’s letter dated October 5, 2006 (the “Comment Letter”), relating to Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Thermage is filing pre-effective Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with this response letter. For your convenience, we have repeated the Staff’s comments below in bold face type before each of our responses below. The numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. References to “we,” “our” or “us” mean the Company or its advisors, as the context indicates.

The Company would appreciate the Staff’s prompt review of Amendment No. 2 and this response. The Company hopes that on or about October 24, 2006, it will be able to file its Registrations Statement that includes a Preliminary Prospectus with pricing information. If it will expedite the Staff’s review, we welcome any requests that the Staff may have for supplemental information or disclosure prior to a formal response to this filing.

In this regard, the Company anticipates that it may be circulating a Preliminary Prospectus, as well as becoming effective, prior to the June 30, 2006 financial statements becoming stale. However, since this offering would be marketed in late October – early November, the Company believes it is appropriate to provide prospective investors with meaningful balanced disclosure regarding the financial results for the quarter ended September 30, 2006. In that regard, we would like the Staff to consider the form of additional proposed “Recent Developments” disclosure for the Box Summary, not included in Amendment No. 2, but which we would propose to include in Amendment No. 3/Preliminary Prospectus. The

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

disclosure we propose is based upon the disclosure found in FoxHollow Technologies’ Amendment No. 3 to Form S-1 filed on October 25, 2004, and is as follows:

Recent Developments

A brief summary of certain of our preliminary unaudited financial results for the three months ended September 30, 2006 is set forth below. This summary is not meant to be a comprehensive statement of our financial results for this period. In the three months ended September 30, 2006, our net revenue was approximately $             million, our cost of revenue was approximately $             million, our total operating expenses were approximately $             million, our loss from operations was approximately $             million, and our net loss was approximately $             million. The above results of operations include a stock-based compensation charge of approximately $             million. Our cash, cash equivalents and short-term investments balance as of September 30, 2006 was approximately $             million.

You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the information under “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Prospectus Cover Graphics

1.	We note your response to prior comments 2 and 8. Please revise your disclosure here and elsewhere in your prospectus where you refer to your technology being clinically proven to clarify, if true, that you are referring to your previous procedure protocol and first generation tip.

In response to the Staff’s comment, we have revised the disclosure to remove the reference to the technology being “clinically proven.” The prospectus cover graphics have been revised to include a qualification that the independent scientific data refers, primarily, to the Company’s prior procedure protocol and first generation tip.

Our Thermage Procedure, page 2

2.	Given that you disclose the conclusions of third-party studies, we are unable to agree with your analysis in your response to prior comment 9. Therefore, we reissue the comment.

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

In response to the Staff’s comment, we have revised the disclosure to eliminate reference to third-party studies. The revised disclosure refers to the Company’s own clinical study results. We have added corresponding additional disclosure regarding the Company’s clinical studies in the “Clinical Research” section commencing on page 61.

Risk Factors, page 8

If we fail to obtain and maintain, page 18

3.	We note your response to prior comment 15. With a view toward disclosure, please tell us about any historical recalls of your products, including recalls of your treatment tips.

In response to the Staff’s comment, we have revised the Registration Statement on pages 15-16 to include a new risk factor related to the risk of recall. We respectfully advise the Staff that there has been only one recall of the Company’s products, and that, as indicated in response to prior Comment No. 15, the Company does not believe that that recall was material. The recall occurred on December 8, 2002. The recall was due to a change in design of the seal around the edge of the treatment tip that resulted in leakage of cryogen. The recall involved seven product lots, consisting of 1,326 tips. A total of approximately 821 tips from these lots had been shipped to customers. All in-house affected product was corrected and was released for distribution on Dec. 19, 2002. Customer service and sales personnel worked with the existing customer base to avoid any disruption for customers. The Company had quantities of tips from the previous design that were allocated to the existing customers until replacement product was available on December 19. Of the approximately 821 tips that had been shipped to customers, the Company was able to recall approximately 643 tips. The Company had five reports of patient burns as a result of the breakdown, which were filed as MDRs with the FDA. One burn was classified as a third degree burn, but all burns resolved adequately without further significant medical intervention according to the Company’s records.

Management’s Discussion and Analysis, page 23

4.	We note your response to prior comment 18 and reissue the comment. We note, for example, statements attributed to Mr. Fanning in a May 11, 2006 New York Times article regarding the effect on your business of references to Thermage treatments on a television show.

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

In response to the Staff’s comment, we have added additional disclosure to the “Significant Industry Factors” discussion on page 35 regarding the impact, positive and negative, of media exposure and other factors beyond our control, on our business.

In response the Staff’s comment, we respectfully advise the Staff that Mr. Fanning’s statements are not inconsistent with the revised disclosure found on page 35 that the Company has “not observed any material effect, positive or negative, of media exposure on [the Company’s] financial results of operations.” Mr. Fanning is quoted in the article as stating that “our sales reps were selling machines over the phone.” Following the mid-September 2003 airing of the Oprah episode, the Company received unsolicited expressions of interest from several physicians. The Company passed these inquiries on to the local sales representative, and, in a few instances, the sales representative, in making telephone contact with the physician to schedule a meeting, reported that the sale was effectively made without even needing a face-to-face meeting. Given that the Company’s third and fourth quarter 2003 revenue was $7.1 million and $11.0 million, respectively, the anecdotal sale of even several generators would not have had a material impact on the Company’s results of operations.

With regard to the article’s mention that every time the episode airs, the Thermage web site spikes to 30,000 hits for the day, we respectfully advise the Staff that when the segment last aired on January 10, 2006, the Company had approximately 30,000 hits to its website on the day the segment aired and believes that it experienced approximately 50,000 additional hits to its website over the period of about one week following the airing of the segment.

Regarding the statement that “ten to 14 percent of the people who visit the site after seeing an ‘Oprah’ episode end up visiting a doctor’s office to have a facial procedure, at an average cost of $3,500, he added” the Company believes that the reporter did not accurately understand Mr. Fanning’s statement. We note that this section of the article is not a quote, but rather an attribution.

The Company’s research, which Mr. Fanning referenced, indicates that of those individuals visiting the Thermage website from banner ads and paid search, approximately 14% registered with Thermage to receive additional information, and in

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

doing so, provided their name, e-mail address, zip code and other information to the Company. The Company subsequently sent a survey to the individuals who registered to find out next steps they had taken in regard to pursuing a Thermage procedure. Approximately 40% of those who registered replied to the Company’s survey and approximately 11% of those who replied indicated that they had either scheduled a Thermage procedure or that they had a Thermage procedure.

Extrapolating the financial impact of the additional 50,000 hits to the Company’s website from “The Oprah Winfrey Show” based on the Company’s research from website visitors through banner ads and paid search would yield about 300 Thermage procedures (50,000 hits X 14% registrants X 40% survey respondents X 11% having or had a Thermage procedure). The Company’s average sales price of ThermaTips and other consumables for a facial procedure is approximately $350 per procedure, resulting in revenues of approximately $110,000 ($350 X 300 procedures) for the Company. Even assuming that a large subset of those who registered but did not respond to the survey actually had a Thermage procedure, the quarterly revenue to the Company would not be materially impacted.

In summary, the Company believes that the additional language that we have added provides prospective investors with relevant and appropriate disclosure. The Company has in the past noticed brief increases both in demand for its products and in demand for the Thermage procedure, as well as in traffic to its website, following positive national media coverage. However, the Company believes that, conversely, negative media exposure can adversely impact potential sales, as can other factors outside of the Company’s control, such as prior patient and practicing physician recommendations. Consequently, the Company has not observed any material effect, positive or negative, on its quarterly financial results of operations.

5.	Please disclose the reasons for your historic operating results as clearly, directly and completely as you do in your response to prior comment 20.

In response to the Staff’s comment, we have provided the additional requested disclosure in the “Significant Business Trends” section of MD&A on page 34.

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

Significant Business Trends, page 33

6.	We note your response to prior comment 19 and reissue the comment, which sought disclosure regarding the trend toward decreased net revenue from RF generators disclosed on page F-9, not in terms of RF generator revenue relative to ThermaTip revenue. Please address specifically the reasons for decreases in the price of your RF generators.

In response to the Staff’s comment, we have provided additional disclosure to the “Significant Business Trends” disclosure on page 34. We respectfully advise the Staff that we believe the additional disclosure provided in response to Comment No. 5, above, is also responsive to this comment. The decline in net revenue for generators was primarily attributable not to a lower ASP for the RF generators, but rather to a decline in unit sales of generators, as the Company directed its small sales force to emphasize selling ThermaTips to existing customers over selling RF generators to new customers.

Critical Accounting Policies and Estimates, page 34

7.	Please refer to prior comment 20 and respond to the following comments:

•	With respect to your valuation as of January 1, 2005, please provide additional data to support your assertion that the valuation of the company as of January 1, 2005 is $4.00 and why that valuation is equivalent to the company’s valuation as of May 2003. We note for example that sales for 2003 were only $24.9 million while sales for 2004 were $50.4 million. We also note that while sales were lower in 2005, they were still at $40.7 million and higher than 2003. Your response should a reasonably detailed discussion of your valuation including the method and significant assumptions used to determine the fair value in accordance with U.S. GAAP.

•	Please note that the value you assign to the common stock should represent its fair value as determined under U.S. GAAP. Please provide further information to support your assertion that a linear progression model is consistent with the definition of fair value under U.S. GAAP and why you refer to “relative” fair value in your response and disclosure. Explain how you define “relative” fair value and compare that definition with the definition of fair value under U.S. GAAP. Also, please discuss why you did not use the June 30, 2006 valuation for

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

the entire period from January 1, 2005 through June 30, 2006 if your believe that there have been no significant events between January 1, 2005 and June 30, 2006 that would have caused a significant change in the fair value of your common stock.

•	We note from page 42 that your sales in the first two quarters of 2005 were approximately $11.1 - $11.7 million and declined in the third and fourth quarters of 2005 to around $8.5 - $9.3 million. In the quarters ended March 31, 2006 and June 30, 2006 your sales increased to $12.4 million and $14.6 million, respectively. Please discuss why you believe that these sales trends had no corresponding impact on the fair value of your common stock.

In response to the Staff’s comment, the Company has removed the word “relative” in its discussion of fair value measurements in the document.

The Company is providing additional support in response to the Staff’s comments regarding: 1) the Company’s valuation during 2004 and its value of $4.00 per share on December 31, 2004, as well as 2) the ratable increase in fair value from January 1, 2005 through June 30, 2006. The Company has provided an analysis below detailing the key factors and events affecting the Company’s valuation of its common stock between May 2003 and June 2006. This analysis describes the key factors that resulted in increases to the value of common stock between May 2003 and the first half of 2004, followed by the factors resulting in a significant decline in the value of common stock in the second half of 2004. The analysis also details the factors during 2005 and 2006 that the Company believes resulted in a ratable increase in fair value from January 2005 to June 2006. The Company’s stock-based compensation expense is compared against amounts derived from an independent third party valuation consulting firm’s analysis using PWERM and option pricing methodologies.

The Company has accordingly removed reference in the Registration Statement to the use of a linear progression model, and has disclosed that factors used in the Company’s retrospective estimate of fair value included the results of retrospective independent valuations using PWERM and option pricing methodologies.

1 Background

As a privately-held company, there has been no active market in the Company’s common stock to use for a determination of fair value. Furthermore, the Company has had no arms length third party sales of stock since the sale of preferred stock in May 2003 that would serve to provide strong third party evidence of fair value.

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

Beginning in early 2004, due to a strong full first year of commercialization in 2003 and expectations regarding rapid continued 2004 growth, the Company was pursued by several investment banks with regard to a possible IPO. The Company chose Piper Jaffray in April 2004 to assist the Company with a potential initial public offering in late 2004 or early 2005. As explained in more detail below, during the process of preparing for an IPO, financial results for subsequent quarters came in well below Company projections and the 2004 IPO process was aborted in the fourth quarter of 2004 without an IPO organizational meeting having taken place.

For over a year thereafter, from the fourth quarter of 2004 into the first quarter of 2006, and under the direction of a new CEO, the Company retrenched to focus on improving operating performance, and believed prospects for a successful IPO were remote. Consequently, the Company did not obtain contemporaneous valuations of its common stock during this period. Accordingly, during this time, management used hindsight, relied upon estimates of the Board of Directors, and considered positive and negative developments in the business, sales trends, and valuations of comparable public companies as a means of estimating the Company’s common stock fair value (defined as being the amount that would be exchanged in a current transaction between willing parties, other than in a forced liquidation or sale) on the dates of grant of common stock. These estimates were corroborated by a retrospective analysis performed by an independent third party valuation consulting firm in October and included herein.

2 Historical Common Stock Valuation Summary

The below table summarizes the Company’s historical valuation of its common stock between May 2003 and June 2006 and range of indicated value per share based on an independent retrospective valuation.

Date	Value per share of common stock, as determined by the Board of Directors	Range of indicated value per common share from Huron’s independent retrospective valuation
May 2003	$ 0.45	$0.52-$1.02
December 31 2003	$ 1.10	$1.40-$2.34
March 31 2004	$ 4.00	$3.32-$8.71
June 30, 2004	$ 6.00	$4.97-$11.09
September 30, 2004	$ 8.00	$6.02-$10.74
December 31, 2004	$ 4.00	$4.40-$6.12
March 31, 2005	$ 5.36	$3.28-$6.03
June 30, 2005	$ 6.76	$3.20-$6.74
September 30, 2005	$ 8.18	$3.77-$7.68
December 31, 2005	$ 9.58	$4.86-$8.70
March 31, 2006	$ 10.68	$8.04-$10.34
June 30, 2006	$ 11.93	$9.41-12.14

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

Note that the above values per share of common stock as determined by the Board of Directors for 2005 and 2006 were determined with hindsight during June 2006 based upon the Company’s expectations for an initial public offering. The range of indicated value per common share from the independent valuation with the benefit of hindsight was performed by Huron Consulting Group, a third party valuation consulting firm, in October 2006.

Huron’s analysis utilizes the following methodologies recommended in the 2004 AICPA Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (the “AICPA Guide”) to conclude value of Thermage’s common equity:

Probability Weighted Expected Return (PWERM). This analysis considers the various liquidity events that may occur in the future and determines the probability-weighted present value of these payoffs to the common shareholder.

Option Pricing Method. The value of the common stock in an emerging venture like the Company is considered to be similar to a call option on the enterprise value of the Company with the aggregate liquidation value established as the exercise price.

The Company has reviewed the results of Huron’s valuation analysis and has calculated its impact on the amount of stock-based compensation recorded in each of the periods presented in the Registration Statement. The review assumed that if the fair market value of a stock option on

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

the date of grant fell within the range of the value per share from the valuation analysis, the as recorded stock-based compensation was acceptable and required no recalculations. Deferred stock-based compensation and stock-based compensation expenses were recalculated for stock options with fair market values which fell outside of the range of value per share from the valuation analysis. The results of the review are as follows:

$ in 000	As Recorded	As Recalculated	Difference Understated/(Overstated)
Stock-based compensation expense:
Year ended December 31, 2004	$463	$476	$13
Year ended December 31, 2005	$456	$474	$18
6 months ended June 30, 2006	$1,883	$1,736	$(147)

Deferred stock-based compensation:
Deferred Stock-based compensation recorded in the year ended December 31, 2004	$0	$174	$174
Deferred stock-based compensation recorded in the year ended December 31, 2005	$3,865	$3,199	$(666)
Deferred stock-based compensation at December 31, 2005	$3,541	$3,016	$(525)

Due to the inherent uncertainty and subjectivity involved in preparing estimates of the valuation of a private company’s common stock, the Company does not believe that such amounts are capable of precise measurement. The Company believes that the additional information provided by the retrospective valuation report provides additional evidence to support the reasonableness of the Company’s common stock valuation used in its financial statements.

3 Rationale for Common Stock Valuation at each Key Interval

a) May 2003 (common stock valuation established at $0.45 per share) (valuation of $0.52 to $1.02 based on retrospective valuation)

The value of the Company’s common stock on a per share basis was $0.45 in May 2003. The valuation of the common stock at $0.45 per share was performed by directors of the Company in conjunction with the Company’s executive management. The Company’s board of directors is

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

composed of experienced venture capitalists and private equity investors who have significant experience in valuing privately-held venture-backed companies. The common stock valuation as of May 2003 was 10% of the price of the most recent sale price of preferred stock, to account for the Company’s very limited commercial history, the substantial rights of the preferred stock holders vis-à-vis the common stockholders (including significant liquidation preferences), and the illiquid nature of the Company’s common stock.

A review the Company’s limited commercial history as of May 2003 is as follows:

•	As of May 2003, the ThermaCool System had only been commercially available for seven months (since November 2002).

•	The Company had received a single, limited FDA clearance only for periorbital treatment of wrinkles.

•	The Company was just beginning to enter markets outside of the U.S. as of the first quarter of 2003, and for the six months ended June 30, 2003 had revenues of just $0.9 million sourced from international markets.

•	The Company had a worldwide installed base of only 267 customers with total revenues for the first six months of 2003 of $6.9 million.

•	The Company had an operating loss for the first six months of 2003 of approximately $5.2 million and was cash flow negative.

The holders of preferred stock held (and continue to hold) the following control and economic rights in comparison to the common stockholders:

•	Preferred holders have a liquidation preference of $47.1 million.

•	Dividends to preferred stock take priority over common stock when and if declared.

•	Preferred votes as separate class and are entitled to elect a total of three directors of the company. The holders of common stock voting as a separate class are entitled to elect two directors. Holders of the common stock and preferred stock voting together as a single class elect all remaining directors.

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

b) December 31, 2003 (increased common stock valuation to $1.10 per share at the November 2003 Board meeting) (valuation range of $1.40 to $2.34 based on retrospective valuation):

•	Overall, sales were rapidly increasing. Sales of $6.9 million for the first six months of 2003 had approximately doubled in the following three months ended September 30, 2003, as reported at the time of the Board meeting in November 2003. For the twelve months ended December 31, 2003, the Company had revenues of $24.9 million and a net loss of $6.6 million on an installed base of 653 ThermaCool Systems.

•	The Company had significantly increased its international distribution as international revenues accounted for approximately $5.3 million of total revenue for the year ended December 31, 2003.

•	As a potentially negative factor, a competitor, Syneron Medical Ltd., introduces the Polaris system for wrinkle reduction by heating the dermis via a combination of light and bi-polar RF energy, bringing competition to the Company’s area of clearance and threatening the Company’s market position, though the extent of impact was unknown at this time.

c) March 31, 2004 (increased common stock valuation to $2.00 per share at the January 2004 Board meeting and $4.00 per share at the March 2004 Board meeting) (valuation range of $3.32 to $8.71 based on retrospective valuation):

•	At the January 2004 Board meeting, the Board increased the common stock price to $2.00 per share, following management’s presentation of 2004 projections (which included rapid growth), a discussion of the timing of a potential IPO, and the hiring of a very experienced CFO with IPO and public company reporting experience.

•	At the March Board meeting the Board increased the common stock price to $4.00 per share. The Company’s operating performance continued to encourage management and the Board to prepare for a potential IPO, having discussions with investment bankers, appointing a Board member who could qualify as an Audit Committee Financial Expert, and creating Audit, Compensation and Nominating and Corporate Governance Committees.

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

•	There was a launch of a treatment tip with faster cycle time between pulses thereby shortening procedure times. Previous cycle time was 5.6 seconds; cycle time of faster treatment tip was 2.0 seconds.

•	Revenues for the quarter were $12.4 million driven primarily by the new faster treatment tip introduction and development of international markets entered in the last half of 2003.

•	The Company experienced net income for the period of approximately $1.5 million.

d) June 30, 2004 (increased common stock valuation to $6.00 per share at the May2004 Board meeting) (valuation range of $4.97 to $11.09 based on retrospective valuation):

•	In April 2004, given rapidly accelerating revenues, the Company engaged investment bankers Piper Jaffray to do a preliminary valuation assessment of the Company to present at the Company’s May 20, 2004 Board meeting based on the Company’s then 2004 revenue projections of $66.5 million. The Board requested this valuation to both assess the potential of commencing an IPO process and to inform the Board on the appropriate price for employee stock options. Piper Jaffray also analyzed and presented to the Board a private company valuation assessment showing a valuation range of $72 million to $132 million, or a resulting stock price range of $3.80 per share to $7.25 per share, respectively. Based on the valuation assessment, the prospects of an IPO process commencing and the outstanding operating performance of the Company, the Board priced employee stock options at $6.00 per share at its May 20, 2004 Board of Directors meeting.

•	In April 2004, the Company began implementation of a new procedure algorithm. The revised algorithm prescribed multiple passes at lower energy levels over the area being treated as compared to the previous algorithm that utilized a single pass at higher energy levels. The Company had conducted clinical trials indicating less patient discomfort and improved procedure efficacy as a result of the revised algorithm as compared to the previous algorithm. The Company focused its sales force on re-training and certifying its customers on the revised algorithm, to the detriment of system sales. Also, the new algorithm nearly doubled the time it took to perform a procedure making it more difficult for physicians to schedule Thermage procedures.

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

•	In June 2004, came the launch of the faster cycle time treatment tip introduced in the first quarter with 50% more surface area. New treatment size of 1.5cm2 compared to existing treatment size of 1.0cm2.

•	The Company received expanded FDA clearance for the treatment of facial wrinkles (thereby expanding the treatment area beyond periorbital per the initial FDA clearance in November 2002). This did not result in new product introductions, but permitted the Company to make expanded marketing claims.

•	A competitor, Cutera, Inc., receives CE mark regulatory approval in Europe and Canadian regulatory approval for Xeo Titan – a light-based device for dermal heating to promote skin tightening. This introduced another direct competitor into the Company’s markets and threatened the Company’s market position.

•	Revenue for the second quarter of 2004 was $13.8 million, an increase over the previous quarter of $1.4 million, or 11%, and net income for the period was approximately $2.2 million. However, RF generator unit sales were virtually flat from the previous quarter and treatment tip unit sales were down 13% due to a decline in U.S. sales necessitated by having the sales force focus on retraining physicians on the new algorithm and a lengthening of the sales process caused by new competitive entrants (Syneron and Cutera). These adverse market factors were partially offset by international development and expansion, and higher average sales prices on RF generators and treatment tips.

e) September 30, 2004 (common stock valuation increased to $8.00 per share at the July 2004 Board meeting) (valuation range of $6.02 to $10.74 based on retrospective valuation):

•	In July 2004, the Company was projecting a late September organizational meeting for an IPO, with an early 2005 effective date, due to relatively strong first half 2004 financial performance. As a result, the Board of Directors at its July 22, 2004 meeting increased the Company’s stock option price to $8.00 per share.

•	In July 2004, the Company filed a lawsuit against Syneron for patent infringement and sought damages and injunctive relief. However, Syneron shortly thereafter countersued for patent invalidity, as well as patent infringement.

•	In August 2004, the Company began to experience a deterioration in both RF generator and treatment tip sales that would accelerate in future months.

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

•	In September 2004, the then current CEO disclosed that he was the subject of an SEC investigation, having received a Wells notice from the SEC relating to his Board and Audit Committee service at Endocare, Inc. This fact made it unlikely that the Company could move towards an IPO with the then-current CEO.

•	Revenue for the quarter was $12.4 million and net income was approximately $0.9 million, down from the previous quarter by $1.4 million and $0.5 million, respectively. Given the elective nature of aesthetic procedures, revenue during the summer season is adversely affected by the prevalence of both physicians and prospective patients taking summer vacations. RF generator unit sales declined by 32% from the previous quarter and were down year-over-year by 20% marking a declining trend in system sales. At this stage, the Company was not certain whether these declining sales metrics were indicative of a longer-term adverse trend or short-term temporary fluctuations such as seasonality. Decline in profitability was primarily due to higher costs surrounding the litigation with Syneron and higher sales and marketing expenses.

f) December 31, 2004 (common stock valuation held at $8.00 at its October 2004 Board meeting and decreased to $4.00 per share at the November 2004 Board meeting) (valuation range of $4.40 to $6.12 based on retrospective valuation):

The valuation at December 31, 2004 reflects a significant decline in the Company’s stock price due to a number of factors identified between the July 2004 Board meeting ($8.00) and the November Board meeting ($4.00) and the Board’s recognition following its October Board meeting ($8.00) that such factors did not constitute a short term anomaly: 1) recent negative developments in the Company’s business; 2) adverse revenue trends; 3) the near-term departure of then current CEO due to a Wells notice related to prior work with another company; 4) a slow and difficult adoption of the Company’s new procedure protocol amongst the Company’s customer base; 5) new competition entering the market; 6) major patent infringement litigation; and 7) a valuation performed by investment bankers, as well as a comparison against the market valuation of comparable publicly-held companies.

•	In October 2004, a preliminary injunction against Syneron in patent infringement lawsuit was denied. Litigation continued to drain financial resources and management focus on day-to-day business.

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

•	Throughout the fourth quarter of 2004, the Company experienced a declining trend in RF generator and treatment tip sales. The sales force continues to be focused on re-training customers on the new procedure algorithm rather than on placing new RF generators.

•	At the Board meeting in October, the Board believed that there would need to be a short term delay in the commencement of an IPO. The Board was apprised of the nature of the (Wells notice) investigation against the then CEO and discussed various ramifications of the SEC investigation on the corporation, including the impact on a potential initial public offering. The Board discussed the possible impact of seasonality on the recent operating performance.

•	At the Board meeting in November, the Board acknowledged the sales and marketing challenges facing the Company. The possibility of an IPO in the near term was abandoned.

•	In late 2004, the Board of Directors agreed that then current CEO could not continue to serve in his capacity and launched a search for his replacement with BioQuest, Inc., a prominent local search firm.

•	Revenue for the quarter was $11.9 million down by $0.5 million from the previous quarter, and net income declined to $0.5 down by $0.4 million from the previous quarter. The quarter marked the continued trends experienced in the last half of 2004: 1) declining sales of RF generators as compared to the previous quarter and year-over-year; 2) flattening treatment tip sales; 3) litigation costs relating to the Syneron patent infringement lawsuit; and 4) higher sales and marketing costs.

•	Revenue for the year was $50 million, well short of the $66 million projected by the Company early in the year and utilized by Piper Jaffray in its assessment of IPO-readiness and private company valuation.

To summarize, the first half of 2004 was marked by new product introductions and an expanded FDA clearance resulting in increasing revenues and generation of significant net income. The last half of 2004 reflected a significant adverse change in the business climate, and was marked by competitive pressures from new market entrants, redeployment of the Company’s sales force to train customers on a new algorithm, patent litigation expenses, and lack of new products, leading to declining sales trends and greatly reduced profitability.

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

As a result of these factors, the Company reduced the fair value of its common stock to $4.00 per share at its November 16, 2004 Board of Directors meeting and this was the price at December 31, 2004. This represented an implied valuation of the Company of approximately $80 million. In re-assessing the fair value of the Company’s common stock at December 31, 2004, the Company considered market valuations of comparable public entities. For example, Cutera Inc. had a market valuation of $160 million at December 31, 2004, however it had been profitable for nine successive quarters, was experiencing strong sequential revenue growth, had a strong balance sheet (cash and cash equivalents of almost $70 million) and had a more extensive product offering than Thermage. In contrast, Iridex Corp., (a company that sells laser systems for ophthalmic surgery and aesthetic lasers for dermatologists) was experiencing similar financial performance to Thermage at the end of the fourth quarter and had a market valuation of $53 million at December 31, 2004. Based upon all of these factors and the significant uncertainty that existed around the Company’s ability to complete an initial public offering, the Company determined that a valuation of approximately $80 million (or $4.00 per common share) was a reasonable estimate of the Company’s market value at December 31, 2004.

Beginning January 2005 through the first half of 2006, there was a steady series of organizational and market events translating into an increasing common stock valuation for the Company as follows:

g) March 31 2005 & June 30, 2005 (increased common stock valuation to $5.36 and $6.76 per share) (valuation range of $3.28 to $6.03 for the first quarter of 2005, and $3.20 to $6.74 for the second quarter of 2005, based on retrospective valuation):

•	The Company hired a new CEO in January 2005 with an extensive marketing background who has held a number of key management positions, including CEO, in both healthcare and consumer goods public companies.

•	In April 2005, the Company lowered the list prices in the U.S. on RF generators and treatment tips. Entry pricing for new customers for the ThermaCool system package (RF generator, starter set of 18 treatment tips, shipping, warranty, installation and training) was reduced from approximately $60,000 to $40,000 to allow lower up front costs for new customers. In addition, the company lowered the price on all fast cycle time treatment tips by an average of approximately 10%. The Company took these steps to accelerate product sales and maintain market share until a significant new treatment tip product could be introduced later in the year.

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

•	A number of organization changes were implemented to improve the effectiveness and efficiency of the company’s sales & marketing functions. The Company split the sales and marketing functions and added two key positions – a Vice President of Marketing and a Senior Director of Market Research.

The Company also displaced over 50% of its U.S. sales team and hired sales reps that had more experience in consulting with physicians after the initial sale of the RF generator on such areas as the marketing of their practice, new treatment tips, new procedures, etc. The Company then re-trained the U.S. sales organization to ensure a knowledgeable and consistent approach to prospective and existing customers.

The Company made changes to external providers of marketing services and hired a new advertising firm (RBG) and a new public relations firm (Edelman).

•	The Company reached a favorable settlement in its patent litigation with Syneron. Key points of the settlement were as follows: 1) the parties cross-licensed each other under their relevant patents; 2) Syneron paid Thermage a one-time license sum of $1.8 million; 3) the license provided to Syneron does not allow them to make monopolar RF devices; and does not allow them to use RF capacitive coupling; and 4) Syneron admitted to the validity of all patents in the litigation.

•	Revenue for the first six months of 2005 was $22.8 million ($11.1 million in the first quarter and $11.7 million in the second quarter). The changes to product price and improvements in sales and marketing functions resulted in two quarters of sequential growth in sales of treatment tip units and a 55% increase in sales of RF generator units from the first quarter of 2005 to the second quarter of 2005.

h) September 30, 2005 and December 31, 2005 (increased common stock valuation to $8.18 and $9.58 per share) (valuation range of $3.77 to $7.68 for the third quarter of 2005, and $4.86 to $8.70 for the fourth quarter of 2005, based on retrospective valuation):

•	Given the elective nature of aesthetic procedures, revenue during the summer season is adversely affected by the prevalence of both physicians and prospective patients taking summer vacations.

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

•	In addition to the seasonality effects on business, customers depleted their on-hand supply of treatment tips and held off on additional orders of treatment tips in anticipation of availability of our new 3.0cm2 treatment tip. The 3.0cm2 treatment tip covers twice the area of the then existing 1.5cm2 treatment tip and was offered at the same price point as the 1.5cm2 treatment tip thus saving customers time and money. Thermage began shipments of its 3.0cm2 treatment tip in October enabling procedure time savings, reducing procedure cost, and the company believes, improving patient comfort. The product rollout was staged to first train and provide availability to the Company’s top customers and then the rest of its customer base.

•	In October, the State Food & Drug Administration (SFDA) of the People’s Republic of China granted regulatory approval to sell the Company’s ThermaCool system in China.

•	In mid-December, the Company received expanded FDA clearance for treatment of wrinkles on the entire body (previously clearance was limited to the face) greatly enhancing the potential for procedure growth and thus revenue growth.

•	Revenue for the last half of 2005 was $17.8 million primarily due to seasonal factors experienced in the third quarter, and the methodical, deliberate roll-out of the new 3.0cm2 treatment tip.

To summarize the key events of 2005, while not all events resulted in an immediate initial improvement on revenues and profitability, they would all combine to build a strong foundation for revenue growth and improved financial performance in the first half of 2006.

i) March 31, 2006 and June 30, 2006 (increased common stock valuation to $10.98 and $11.93 per share) (valuation range of $8.04 to $10.34 for the first quarter of 2006, and $9.41 to $12.14 for the second quarter of 2006 based on retrospective valuation):

•	The Company completes the rollout of its 3.0cm2 treatment tip to its customer base in the first quarter. Rapid adoption of the tip occurred by customers throughout the world and the tip now accounts for approximately 70% of treatment tip unit volume.

•	The Company launches “Eyes by Thermage” with its new 0.25cm2 treatment tip. The new procedure allows physicians to reduce hooding, improve texture, tone and smoothness of the eye area via a treatment tip to deal with the smaller surface area

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

and various skin contours of the eyelid. The treatment tip also utilizes a shallow heating profile to address the thin skin of the eyelid. The 0.25cm2 treatment tip currently accounts for approximately 20% of the Company’s treatment tip unit volume.

•	To further partner with customers, the Company introduced PatientBuilder.com, an on-line marketing resource to enable physicians to create professional marketing campaigns for their own Thermage services, while protecting the Thermage brand. Physicians can create direct mail pieces, print ads, brochures, and an individually tailored website.

•	Revenue for the first half of 2006 was $27.1 million up from the first half of 2005 by $4.3 million, or 16%, and cash used from operations is $0.2 million.

To summarize, the numerous steps taken by Company’s management and other key market developments over the last eighteen months resulted in an ongoing increase in value over an extended period of time leading to improved operating performance and the Company’s readiness to commence an initial public offering process beginning late in the second quarter of fiscal 2006.

Business, page 48

Our Thermage Procedure, page 54

8.	We note your response to prior comment 23 and your revised disclosure stating that “the duration and extent of beneficial effect of the Thermage procedure varies from patient-to-patient...” Please expand your disclosure to address the typical range of variance you refer to in the first full paragraph on page 55. As requested in prior comment 23, specifically disclose whether the effects of the Thermage procedure are temporary and require repeat treatments to maintain results.

In response to the Staff’s comment, we have made the requested revised disclosure. This disclosure has also been made in response to Comment No. 2, above.

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

International, page 65

9.	We note your response to prior comment 27. Please revise to disclose specific regulatory processes for each jurisdiction that is material to your business.

We respectfully advise the Staff that there are no other regulatory jurisdictions besides the United States and the European Union that are material to the Company’s business. “Asia Pacific,” which accounts for more than 10% of the Company’s revenue, as shown on page F-9, is comprised of many countries, all of which have their own regulatory processes. These countries include Australia, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, New Zealand, the Philippines, Singapore, Taiwan and Thailand. No one country has accounted for more than 10% of the Company’s revenue in any given accounting period. Similarly, no one country in the European Union is material to the Company. However, unlike the Asia Pacific countries, the countries of the European Union are governed by a single set of regulations. In the aggregate, the European Union represents the Company’s largest market under one regulatory regime, outside of the United States, which is why the Company has provided specific disclosure concerning that jurisdiction’s regulations. For other regulatory jurisdictions, the Company believes it has provided the investor with appropriate disclosure in the first paragraph of “Government Regulation – International.”

Management, page 66

10.	We note your revisions in response to prior comment 29; however, please also provide us the information requested in the comment.

In response to the Staff’s comment, the following constitutes the names and nature of the business of the “privately held medical device companies” mentioned in this section:

Stephen J. Fanning is a director of:

SynergEyes, Inc, a venture-backed developer of contact lenses (www.synergeyes.com).

Laureen DeBuono is a director of:

Zonare, Inc., a venture-backed developer of ultrasound devices (www.zonare.com).

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

Robert Byrnes is a director of

Revance Therapeutics, Inc., a venture-backed specialty biopharmaceutical company developing and commercializing biopharmaceuticals for dermatological markets.

Samuel Colella is a director of:

5AM Ventures, a venture investment company specializing in start-up life science companies.

Alavita, Inc., a venture-backed biopharmaceutical company developing drugs for kidney transplantation.

EuroVentures, Inc., an incubator of biotechnology companies.

Fluidigm Corporation, a venture-backed company developing integrated fluidic circuits (www.fluidigm.com).

Jazz Pharmaceuticals, Inc., a venture-backed company developing neurologic and psychiatric therapeutic products (www.jazzpharmaceuticals.com).

Gary Shaffer is a director of:

CardioMind, Inc., a venture backed company developing a guide-wire based stent delivery system.

Intact Medical, Inc., venture-backed company developing and marketing minimally invasive systems for volumetric excisions of tissue for diagnostic and therapeutic applications in cancer (www.intactmedical.com).

OptiScan Biomedical, a company that assists in conducting and provides support for clinical trials (www.farir.com/trials).

Peregrine Semiconductor Corporation, venture-backed semiconductor company (www.peregrine-semi.com).

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

Vertiflex, Inc., a venture-backed company developing orthopedic devices for the spinal market.

Xponent Photonics, Inc., a venture-backed company developing optical devices (www.xponentinc.com).

Joseph M. DeVivo is a director of

SurgiQuest, Inc., a venture-backed company developing access technology for laparoscopic procedures focused on obesity.

We respectfully advise the Staff that we believe that the current disclosure provides a potential investor appropriate information with respect to the private company directorships held by the Company’s directors and officers. For those directorships within or similar to the Company’s market, we have included disclosure of the specific business. For directorships outside of the Company’s market, we have included more general disclosure regarding the nature of the business (e.g. “a company that develops medical devices outside of the aesthetics market”).

Consulting Agreement, page 81

11.	Please disclose the compensation rate and options mentioned in the agreement.

In response to the Staff’s comment, we have revised the disclosure to include the compensation rate and the options referenced in the consulting agreement.

Financial Statements, page F-1

Note 2 – Summary of Significant Accounting Policies, page F-7

Net Income (Loss) Per Share, page F-12

12.	Please refer to prior comment 41. We note your response that the convertible preferred stockholders are entitled to a stated amount per share in dividends “in preference to any dividend payment on common stock.” As such, it would seem that the allocation of earnings for 2004 would need to consider the stated preferred dividend prior and in preference to the division of the remaining earnings on an

Don Hunt

U.S. Securities and Exchange Commission

October 20, 2006

equal amount per share to both preferred and common stock. For example, Issue 3 of EITF 03-6 specifies that “if an entity could avoid distribution of earnings to a participating security, even if all of the earnings for the year were distributed, then no allocation of that period’s earnings to the participating security would be made.” In this case, it appears that you could not avoid a distribution of the stated preferential dividend if you did distribute all of your earnings.

The Company has reconsidered the Staff’s comment and has restated its previously reported 2004 earnings per share amounts.

Exhibits

13.	We note your response to prior comment 49; however, we continue to notice apparently incomplete exhibits. For example, we note your reference to a document “attached” in the April 14, 1999 letter filed in exhibit 10.9.

In response to the Staff’s comment, we have refiled exhibit 10.9 with the pages referenced in the April 14, 1999 letter. We respectfully advise the Staff that we have reviewed all exhibits and identified instances where it appears that exhibits have not been attached. However, in each such instance, no exhibits were attached to the original by the contracting parties. For example, Exhibit 10.6 suggests that exhibits B and C are attached, but these exhibits were not a part of the original. We have included a reference on such pages to make it clear that material has not been intentionally omitted and that the exhibits are complete.

We would very much appreciate the Staff’s prompt review of Amendment No. 2. Should you have any follow-up questions, please call me at (650) 320-4872.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

David J. Saul